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SEC FILE NUMBER
8-41854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GB Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Springfield Avenue, Suite 301
(No. and Street)

Summit (City) NJ (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg (908) 743-1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700 (Address) New York (City) NY (State) 10004 (Zip Code)

SEC Mail Processing

FEB 2 7 2020

Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

GB Capital Markets, Inc.
(a wholly-owned subsidiary of GB Capital Markets, LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Gerard Visci, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to GB Capital Markets, Inc. at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CCO
Title

Subscribed and sworn
to before me

OFFICIAL SEAL
MICHAEL E. STUPAY
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Aug. 16, 2022
ID # 50066365

GB Capital Markets, Inc.
(a wholly-owned subsidiary of GB Capital Markets, LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GB Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GB Capital Markets Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as GB Capital Markets Inc.'s auditor since 2019.

New York, NY

February 25, 2020

GB Capital Markets, Inc.
(a wholly-owned subsidiary of GB Capital Markets, LLC)

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	23,287
Due from Parent		15,000
Other assets		3,955
Total assets	$	42,242
Liabilities and Stockholder's Equity		
Total liabilities	$	-
Stockholder's Equity:		
Common stock ($.01 par value; 1,000 shares authorized, 10 shares issued and outstanding)		1
Additional paid-in capital		175,030
Retained earnings (deficit)		(132,789)
Total stockholder's equity		42,242
Total liabilities and stockholder's equity	$	42,242

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

GB Capital Markets, Inc. f/k/a CVF Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of GB Capital Markets, LLC (the "Parent").

The Company acts primarily as a broker or dealer providing investment advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash
Cash deposits are held at one financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

As of December 31, 2019, the deferred tax assets in the amount of $21,500 resulted from net operating losses and have resulted in a full valuation allowance.

Net operating loss carryforwards do not expire, but they are subject to a limitation of 80% of taxable income.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $23,000 which exceeded the required net capital by approximately $18,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Related Party Transactions

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with Genesis Block, LLC ("GBLLC"), a company under common control with the Parent whereby GBLLC provides compensation, administration, technology and other services to the Company. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all shared costs that the Parent has paid on behalf of the Company. The aggregate value of these services incurred by the Parent and allocable to the Company has been determined by management to approximate $13,000 for year ended December 31, 2019. These costs have not been recorded on the books of the Company.

As part of the Expense Sharing Agreement, the Company paid $19,613 to GBLLC for compensation and professional fees.

Effective January 1, 2019 the Company agreed to pay $2,000 per month for such services. However, such payments have been forgiven for the year ended December 31, 2019.

During the year ended December 31, 2019, $55,131 of debt forgiveness was deemed to be a capital contribution. These expenses are included on the accompanying statement of operations.

5. Going Concern

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its parent, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital it has been able to rely upon its parent to infuse capital to cover overhead should that become necessary. Management has pledged additional support to the Company to enable it to operate for the next year should that become necessary.

6. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.